Consumer Analyst Group of New York Michael B. Polk, President & Chief Executive Officer 19 February, 2016 Filed by Newell Rubbermaid Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Jarden Corporation Commission File No.: 001-13665 February 19, 2016

Forward-looking Statements Statements in this presentation that are not historical in nature constitute forward-looking statements. These forward-looking statements relate to information or assumptions about the effects of sales, income/(loss), earnings per share, operating income, operating margin or gross margin improvements or declines, Project Renewal, capital and other expenditures, cash flow, dividends, restructuring and other project costs, costs and cost savings, inflation or deflation, particularly with respect to commodities such as oil and resin, debt ratings, changes in exchange rates, product recalls, expected benefits, synergies and financial results from recently completed acquisitions and planned acquisitions and divestitures and management's plans, projections and objectives for future operations and performance. These statements are accompanied by words such as "anticipate," "expect," "project," "will," "believe," "estimate" and similar expressions. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the continuation or escalation of the global economic slowdown or regional sovereign debt issues; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers' strong bargaining power and consolidation of our retail customers; changes in the prices of raw materials and sourced products and our ability to obtain raw materials and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands, including the ability to realize anticipated benefits of increased advertising and promotion spend; product liability, product recalls or regulatory actions; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; a failure of one of our key information technology systems or related controls; the potential inability to attract, retain and motivate key employees; future events that could adversely affect the value of our assets and require impairment charges; our ability to improve productivity and streamline operations; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values, declining interest rates or otherwise; the imposition of tax liabilities greater than our provisions for such matters; the risks inherent in our foreign operations, including exchange controls and pricing restrictions; our ability to realize the expected benefits, synergies and financial results from our recently acquired businesses and pending acquisitions; our inability to obtain stockholder or domestic and foreign regulatory approvals required to complete planned acquisitions and divestitures; failure to satisfy a condition to closing of planned acquisitions and divestitures; our ability to complete planned acquisitions and divestitures; difficulties or high costs associated with securing financing necessary to pay the cash portion of the merger consideration contemplated by the pending Jarden transaction; risks related to the substantial indebtedness that Newell Rubbermaid will incur in connection with the pending Jarden transaction and our ability to maintain our investment grade credit ratings; difficulties integrating our business with Jarden and unexpected costs or expenses associated with the pending Jarden transaction; and those factors listed in our most recently filed Quarterly Report on Form 10-Q and Exhibit 99.1 thereto filed with the Securities and Exchange Commission. Changes in such assumptions or factors could produce significantly different results. The information contained in this presentation is as of the date indicated. The company assumes no obligation to update any forward-looking statements contained in this presentation as a result of new information or future events or developments. This presentation contains non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission and includes a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP. While the company believes that these non-GAAP financial measures are useful in evaluating the company’s performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies.

Additional Information Nancy O’Donnell VP, Investor Relations (770) 418-7723 nancy.odonnell@newellco.com Alisha Dubique Sr. Manager, Investor Relations (770) 418-7706 alisha.dubique@newellco.com INVESTOR RELATIONS CONTACTS: Additional Information and Where to Find it In connection with the pending Jarden transaction, Newell Rubbermaid and Jarden have filed a registration statement on Form S-4 that includes the Joint Proxy Statement of Newell Rubbermaid and Jarden and that also constitutes a prospectus of Newell Rubbermaid. Newell Rubbermaid and Jarden plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the pending Jarden transaction. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PENDING JARDEN TRANSACTION. Investors and shareholders are able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 1, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on February 12, 2015, May 19, 2015, October 9, 2015, November 16, 2015, December 14, 2015 and December 29, 2015. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015, June 9, 2015, December 17, 2015 and January 7, 2016. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Portfolio of leading brands ® ®

Newell strategic opportunity 2011 “Holding company” approach deleveraged scale High cost structure and low brand investment Resources allocated democratically “Holding company” approach disabled core capabilities

Launched corporate strategy 2012

New operating model 2013 Brand Development Commercial Delivery New Model Two Core Activity Systems

From holding company to operating company Corporate 3 Groups 13 Global BUs Functions in GBUs Holding Company Corporate Operating Company Functions Writing Commercial Tools Baby Home

Results accelerating 2.4% 2.7% 3.0% 3.0% 3.6%* * Excluding EMEA and Rubbermaid Consumer Storage exits 5.5% Core Sales Growth $1.54 $1.67 $1.82 $2.00 $2.18 Normalized EPS

Newell playbook

Investing for competitive advantage Insights Design Marketing Selling E-comm

Ideation system driving innovation Innovation NOW Innovation Value Engineering

Research as source/validation of ideas number of new strategic studies $60m* invested Over $3bn of unmet needs identified Over 1,200 innovation concepts tested in 3 years Insights to marketing talent ratio from 1 to 20 to 1 to 8 * Represents spend on marketing insights in 2013, 2014 and 2015.

Significantly stronger innovation funnel 2013 <$1m $1-5m $5-10m $10m and above 2015 +$700m since 2013

2016 Launches: Writing Expo® Magnetic Sharpie Clear View® stix Expo® dual ended Mr. Sketch® scented crayons InkJoy® gel

2016 Launches: Home Freshworks™ Fasten+Go™ SharpIn™ knives Pantry org Autoseal® thermal

2016 Launches: Commercial Mix & match refuse Designer series refuse China pilot Slim jim® step on Color coded food service

2016 Launches: Tools Dymo XTL™ VISE-GRIP® Multi-Pliers Screwdrivers Power Blast Technology™ Abrasives

2016 Launches: Baby Extended leg room Graco Modes duo™ Baby jogger® city tour Baby jogger® city mini travel system Soothe surround™ playards and swings

Advertising investment increased 3.4x Advertising Dollars

Advertising investment more efficient NON-WORKING WORKING Non-working spend down Number of 15 second TRPs

Advertising vehicles broadened

Winning with winning retailers Acquisitions included Lead customer category growth 2011-15 Dollar/Club channel development $113m of growth $157m of growth

E-commerce POS $ accelerating POS Trend 59% CAGR

Sharp choices strengthening performance M&A leverage Profit interventions Network optimization Labor productivity Portfolio choices

Win Bigger performance accelerating * Amounts calculated at average 2014 exchange rates. +6% CAGR +78% >50% Revenue +9.4% Core Growth 2015

Profit interventions fix perennial problems Baby normalized OI* recovery (NA and Japan excluding Baby Jogger) EMEA normalized OI* transformation 8.7% CAGR 9.8% CAGR *Amounts calculated at average 2014 exchange rates.

28 Project Renewal optimizing network $0.75 normalized EPS to go ~12% of sales in annualized savings Note: $0.75 normalized EPS to go calculated based on $315m annualized Project Renewal savings to be realized in 2016 , 2017, 2018.

Transformation office Disciplined program management, resourced for speed $360M savings to date, another $315m to target in structural cost savings (supply chain and overheads) Targeting inefficient structural costs in manufacturing, D&T, non-working overhead Top 5 (of 13) work streams comprise 75% of savings Significant complexity reduction 34% reduction in SKUs globally in 2016 57% reduction in customers in NA in 2016 (migration to distributors) 45% reduction in cost centers executed in 2016 Commercial transformation that is driving growth Joint planning / checkbooks, new pricing / trade management program with new software and tools

Yielding increased productivity Sales per employee ($k) VP+ excluding M&A VP+ end 2015 Existing NWL 52% External 28% Promotion 20%

Organic agenda complemented by M&A +34% Adjusted EBITDA +27% Sales

Continue to strengthen playbook

While creating competitive levels of value NWL S&P 500 DOW JONES Stock price evolution Annualized dividend 20c to 76c per share Normalized EPS +42% in 4 years $1.2bn of shares repurchased 20c annualized dividend January 2011

Bringing NWL and Jarden together

Note: Brands shown have leading market share positions in their respective categories. Leading branded consumer goods company

Strong value creation track records JAH NWL S&P 500 DOW JONES Stock price evolution

Strong performance track records Core sales growth Normalized EPS Organic sales growth Normalized EPS Note: Please see Jarden press releases dated 2/15/12, 2/14/13, 2/13/14 and 2/12/15 for reconciliations

Combination strengths Creates $16 billion company with 20%+ EBITDA margins post synergies More than doubles scale in customers, channels, geographies, suppliers Enables increased access to new channels and accelerated international deployment At least $500 million in cost synergies .. . . incremental to Project Renewal Greater than $800 million when combined with Project Renewal 2016 to 2018 Strong cash flow enables rapid deleveraging to 3.0 to 3.5x leverage ratio target Commitment to investment grade credit profile drives initial capital allocation choices Once leverage ratio targets achieved, opportunity to strengthen portfolio and pursue other value creation options Two proven management teams . . . best of both approach to talent and capabilities

Highly concentrated footprint 80%+ of revenue in 30 brands 80%+ of revenue in 9 countries 60%+ of revenue in 9 channels #1 #1

LOW COST NWL US share of voice HPC leader share of voice #1 HPC 28% NWL US 60% RESPONSIVE Innovation vitality target Innovation vitality target FMCG 30% NWL US 30% over $35bn NWL US market size LARGE LESS CONSOLIDATED FMCG top 3 category share NWL US top 3 category share FMCG 75%+ NWL US 48% Opportunity to apply Newell business model

Across the broader combined portfolio US market fragmentation (share of top 3 players) US market size ($bn) 2.5% market growth 3.0% market growth

Leveraging leading brands Baby Writing Branded Consumables Consumer Solutions Outdoor Solutions Food & Beverage

With scaled positions in key geographies Consumption ($bn) NWL Sales JAH Sales 2.4x 3.4x 2.3x Multiple 2.2x FY15 sales FY15 estimated sales Worldbank

Intuitive category and brand combinations

Meaningful but prudent synergies

Total cost synergies as a percent of target revenue



12.5
12.5
11.8
11.2
10.5
10.0
10.0
10.0
10.0
8.8
6.4
5.2
5.0
5.0
4.9
Clairol/ P&G
SSL/ Reckitt Benckiser
USA Detergents/ Church & Dwight
Givaudan/ Quest Int'l
Gillette/ P&G
Playtex/ Energizer
Alberto-Culver/ Unilever
Orange Glo/ Church & Dwight
SCA/ Georgia Pacific
Wella/P&G
Maytag/ Whirlpool
Ralcorp/ ConAgra
Simple/ Alberto-Culver
Jarden/ Newell
Revlon/ Colomer

$675m
Project Renewal Annualized savings

~12%
Newell Rubbermaid sales

NewellRubbermaid Brands That Matter

45

*Data from a leading global management consulting firm

JARDEN corporation

Synergy roadmap Corporate duplication Executive leaders Procurement Cost to serve $500m of synergies Shared services Supply Chain Complexity Operating Model Tax Working Capital Incremental synergies Revenue Synergies Shared Services Supply Chain Complexity

Combination financials

Assumptions conservative Newell Rubbermaid core growth at mid-point of 4 to 5% guidance range Jarden organic growth at low end of 3 to 5% guidance range despite consistent delivery at higher end of the range $500 million synergies over 4 years; no revenue synergies Blended current plans for working capital, capital expenditure, and tax rates Current Newell Rubbermaid dividend of 76 cents per share in 2016

Financing considerations/milestones $9bn bridge facility and $1.5bn three year term loan in place Revolving credit agreement increased to $1.25bn from $800m Expect to rollover approximately $630m and refinance $4.5bn of existing Jarden debt Expect to incur additional ~$8.7bn permanent debt financing in lieu of bridge facility Expect blended interest rate ~4.5% on permanent debt financing

Expect strong accretion and rapid deleveraging Year 1 High single digit Year 2 Mid to high teens Year 3 Strong double digit Accretion Deleveraging $1.5bn 3 year term loan expected to be paid down $0.9bn existing maturities in first three years available to be paid down

Capital flexibility and cushion to achieve goals

NWL 2016 to 2018

Cumulative Operating cash flow ~$5.5 to $6.0bn

- Dividends ~$1.1 to $1.2bn
- Capex ~$1.2 to $1.3bn
- Debt repayment
- Unallocated cash

Capital Allocation Priorities

- 2016/17 free cash to fund planned debt reduction, leaving significant unallocated cash over period
- No material share repurchase or acquisitions until leverage ratio range achieved
- Opportunity for incremental synergies (net of costs) and working capital benefits further strengthen unallocated cash position
- Achieve target leverage ratio of 3.0 to 3.5x within 2 to 3 years

Source: Newell Brands Financial Model 2016 through 2018 and Amended S-4 filing; model assumes dividend increase in 2017 and 2018; 3.0X - 3.5X within two to three years

NewellRubbermaid Brands That Matter
51
JARDEN corporation

Expect to close transaction in Q2 Note: Brands shown have leading market share positions in their respective categories.

Consumer Analyst Group of New York Michael B. Polk, President & Chief Executive Officer 19 February, 2016

Core Sales Reconciliation

Newell Rubbermaid
Non-GAAP Reconciliation
Consolidated Core Sales
Years Ended December 31, 2015, 2014, 2013, 2012 and 2011
($ amounts in millions)

	As Reported			Core Sales (1)								Year-over-year Increase (Decrease)					
	Current Year	Prior Year	Increase	Current Year	Prior Year	Increase	Acquisitions (2)	2015 Completed & Planned Divestitures (3)	2014 Completed & Planned Divestitures (3)	Incr. Excl. Acquisitions and Divestitures	Currency Impact	Excluding Currency	Including Currency	Currency Impact	Acquisitions	Planned Divestitures	Core Sales Growth (1)
2015 Sales	$ 5,915.7	$ 5,727.0	$ 188.7	$ 6,255.8	$ 5,736.1	$ 519.7	$ 272.1	$ 178.1	$ 233.1	$ 302.6	$ (331.0)	9.1%	3.3%	-5.8%	4.7%	-1.1%	5.5%
2015 Win Bigger Sales (4)	$ 3,422.1	$ 3,193.6	$ 228.5	$ 3,654.8	$ 3,198.8	$ 456.0	$ 156.3	$ -	$ -	$ 299.7	$ (227.5)	14.3%	7.2%	-7.1%	4.9%	0.1%	9.4%
2014 Sales (5)	$ 5,727.0	$ 5,607.0	$ 120.0	$ 5,848.5	$ 5,613.2	$ 235.3	$ 68.9	$ -	$ -	$ 166.4	$ (115.3)	4.2%	2.1%	-2.1%	1.2%	0.0%	3.0%
2013 Sales	$ 5,607.0	$ 5,508.5	$ 98.5	$ 5,677.5	$ 5,512.6	$ 164.9	$ -	$ -	$ -	$ 164.9	$ (66.4)	3.0%	1.8%	-1.2%	0.0%	0.0%	3.0%
2012 Sales	$ 5,508.5	$ 5,451.5	$ 57.0	$ 5,598.5	$ 5,450.6	$ 147.9	$ -	$ -	$ -	$ 147.9	$ (90.9)	2.7%	1.0%	-1.7%	0.0%	0.0%	2.7%
2011 Sales	$ 5,451.5	$ 5,224.0	$ 227.5	$ 5,349.5	$ 5,224.0	$ 125.5	$ -	$ -	$ -	$ 125.5	$ 102.0	2.4%	4.4%	2.0%	0.0%	0.0%	2.4%

(1) "Core Sales" is determined by applying a fixed exchange rate, calculated as the 12-month average of the respective prior year, to the current and prior year local currency sales amounts, with the difference between the change in "As Reported" sales and the change in "Core Sales" reported in the table as "Currency Impact". Core Sales Growth excludes the impact of currency, acquisitions and planned and actual divestitures from the period the intent to divest is determined through the date of sale.

(2) Acquisitions reflects approximately one year of sales after the acquisition dates of the following companies at constant currency rates:
Elmer's Products in October 2015
Baby Jogger Holdings in December 2014
The assets of bubba brands in October 2014
Ignite Holdings in September 2014

(3) Actual and planned divestitures represent the Rubbermaid medical cart business on a year-to-date basis (such business was sold in August 2015) and Levolor and Kirsch window coverings brands ("Décor") for the third quarter and fourth quarter which the Company is planned to sell.

(4) Win Bigger businesses include Writing & Creative Expression, which is included in the Writing segment, Tools, Commercial Products (excluding Medical) and Food & Beverage, which is included in the Home Solutions segment.

(5) As adjusted for the estimated impacts of EMEA product and geographic exits and Rubbermaid Consumer Store product exits, which totaled $37M, the increase excluding acquisitions and divestitures for 2014 was $203.4M, or 3.6%.

NewellRubbermaid
Brands That Matter
54
JARDEN corporation

Normalized EPS Reconciliation Newell Rubbermaid Non-GAAP Reconciliation Normalized EPS Years Ended December 31, 2015, 2014, 2013, 2012 and 2011 2015 2014 2013 2012 2011 Diluted EPS, as reported $ 1.29 $ 1.35 $ 1.63 $ 1.37 $ 0.42 Restructuring & restructuring-related costs 0.41 0.25 0.39 0.23 0.23 Product recall costs 0.03 0.03 - - - Venezuela devaluation 0.02 0.11 0.02 - - Venezuela inventory charges 0.01 0.02 - - - Advisory costs - 0.02 - - - Acquisition & integration costs 0.05 0.01 - - - Pension settlement charge 0.12 0.15 - - - Losses on extinguishment of debt - 0.08 - 0.02 0.01 Impairment charges - - - - 0.83 CEO transition costs - - - - 0.02 Nonrecurring tax items (0.02) (0.01) (0.03) 0.08 (0.17) Venezuela deconsolidation charge 0.61 - - - - Discontinued operations (0.33) (0.02) (0.20) (0.04) 0.20 Normalized EPS* $ 2.18 $ 2.00 $ 1.82 $ 1.67 $ 1.54 * Totals may not add due to rounding.

A&P Increase Reconciliation   Actual Estimated (in millions) 2012 2016 Advertising $ 53.7 $ 184.7 Promotion 87.1 101.0 Total, as reported/estimated $ 140.8 $ 285.7     Advertising increase multiple   3.4

Win Bigger Core Sales Reconciliation

Newell Rubbermaid
Non-GAAP Reconciliation
Win Bigger Core Sales
Years Ended December 31, 2011 and 2015
($ amounts in millions)

	As Reported			Core Sales (1)						Year-over-year Increase (Decrease)					
	2015	2011	Increase	Current Year	Prior Year	Increase	Acquisitions	Incr. Excl. Acquisitions	Currency Impact	Excluding Currency	Including Currency	Currency Impact	Acquisitions	Core Sales Growth (1)	CAGR (2)
Win Bigger Net Sales (3)	$ 3,422.1	$ 2,823.3	$ 598.8	$ 3,654.8	$ 2,750.0	$ 904.8	$ 232.1	$ 672.7	$ (306.0)	32.9%	21.2%	-11.7%	8.4%	24.5%	6%

(1) "Core Sales" is determined by applying a fixed exchange rate, calculated as the 12-month average of the 2014 monthly exchange rates, to the 2015 and 2011 local currency sales amounts, with the difference between the change in "As Reported" sales and the change in "Core Sales" reported in the table as "Currency Impact". Core Sales Growth excludes the impact of currency, acquisitions and planned and actual divestitures from the period the intent to divest is determined through the date of sale.

(2) CAGR is compound annual growth rate over the 4-year period from 2011 to 2015.

(3) Win Bigger businesses include Writing & Creative Expression, which is included in the Writing segment, Tools, Commercial Products (excluding Medical) and Food & Beverage, which is included in the Home Solutions segment.

Newell Rubbermaid Brands That Matter

57

JARDEN corporation

Win Bigger A&P Reconciliation Newell Rubbermaid Non-GAAP Reconciliation Win Bigger Advertising Years Ended December 31, 2011 and 2015 ($ amounts in millions) 2011 Advertising & Promotion 2011 Other items (1) 2011 Advertising & Promotion -Function Based Currency Impact (2) 2011 at 2014 Average Rates Win Bigger Businesses (3) 81.5 25.0 106.5 3.6 102.9 Other businesses 69.7 15.7 85.4 Total, As Reported 151.2 40.7 191.9 3.4 188.5 2015 Advertising & Promotion 2015 Other items (1) 2015 Advertising & Promotion -Function Based Currency Impact (2) 2015 at 2014 Average Rates Win Bigger Businesses (3) 133.6 38.7 172.3 (11.3) 183.6 Other businesses 80.3 36.3 116.6 Total, As Reported 213.9 75.0 288.9 (16.2) 305.1 % Change Total, As Reported 41.5% Win Bigger, Advertising & Promotion, Function-Based at 2014 Average Rates 78.4% (1) Other items primarily includes costs of displays and advisory costs. (2) Currency impact calculated based on average 2014 exchange rates. (3) Win Bigger businesses include Writing & Creative Expression, which is included in the Writing segment, Tools, Commercial Products (excluding Medical) and Food & Beverage, which is included in the Home Solutions segment.

Acquisition Adjusted EBITDA Reconciliation Newell Rubbermaid Non-GAAP Reconciliation 2016 EBITDA for Acquisitions Year Ending December 31, 2016 ($ amounts in millions) 2016 Estimated Estimated Operating Income Depreciation & Amortization Restructuring (2) Adjusted EBITDA Total Newell Rubbermaid excluding 2014 and 2015 acquisitions $ 698.0 $ 117.1 $ 150.0 $ 965.1 2014 and 2015 acquisitions (1) 94.8 34.6 10.0 139.4 Total Newell Rubbermaid $ 792.8 $ 151.7 $ 160.0 $ 1,104.5 Annualized Run Rate at Acquisition (3) Operating Income Depreciation & Amortization Restructuring Adjusted EBITDA 2014 and 2015 acquisitions (1) $ 69.4 $ 34.6 $ - $ 104.0 % Increase 34.0% (1) 2014 and 2015 acquisitions include Ignite Holding, LLC, the assets of bubba brands, Baby Jogger Holdings and Elmer's Products, which occurred in September 2014, October 2014, December 2014 and October 2015, respectively. (2) $150.0 million represents the midpoint of the range of Project Renewal restructuring and other Project Renewal transformation costs previously disclosed in the Company's year-end 2015 press release in January 2016. (3) Annualized run rate at acquisition represents the approximate trailing twelve months' results at the respective dates of acquisition.

Baby Normalized OI Reconciliation Newell Rubbermaid Non-GAAP Reconciliation Baby & Parenting Segment Normalized Operating Income Years Ending December 31, 2011 and 2016 ($ amounts in millions) Operating Income (1) Operating Income (1) Constant Constant As Reported Currency Currency Estimated Currency Currency 2011 Impact 2011 (2) 2016 Impact 2016 (2) % CAGR North America & Japan $ 50.6 $ 1.8 $ 48.8 $ 71.2 $ (2.8) $ 74.0 8.7% Other regions & Baby Jogger (3) 1.0 (0.3) 1.3 17.3 (2.2) 19.5 Baby & Parenting operating income, as reported $ 51.6 $ 1.5 $ 50.1 $ 88.5 $ (5.0) $ 93.5 (1) Operating income excludes restructuring and impairment charges which are disclosed separately by segment in the Company's financial statements. (2) Constant currency amounts represent amounts at 2014 average annual exchange rates, and the currency impact amounts represent the difference between amounts at actual (or estimated rates in the case of 2016) exchange rates and amounts at the 2014 average annual exchange rates. (3) Includes impacts of Baby & Parenting EMEA geographic exits during 2013 and 2014. Also includes estimated results of Baby Jogger in 2016, which the Company acquired in December 2014.

EMEA Normalized OI Reconciliation Newell Rubbermaid Non-GAAP Reconciliation EMEA Normalized Operating Income Years Ending December 31, 2011 and 2016 ($ amounts in millions) Operating Income (1) Operating Income (2) Restructuring, Normalized Constant Constant As Reported Impairment & OI Currency Currency Estimated Currency Currency 2011 Other Costs 2011 Impact 2011 (2) 2016 Impact 2016 (2) % CAGR EMEA $ 17.5 $ 66.1 83.6 $ 6.9 $ 76.7 $ 89.3 $ (33.3) $ 122.6 9.8% (1) Operating income excludes restructuring and impairment charges which are disclosed separately by segment in the Company's financial statements. Operating income also excludes $37.4 million of restructuring-related charges associated with the European Transformation Plan. (2) Operating income excludes restructuring and other charges for 2016, which are not currently estimable by region. The Company estimates that total Project Renewal and related costs will approximate $140 million to $160 million for the total Company in 2016, as disclosed in its year-end 2015 press release in January 2016. (3) Constant currency amounts represent amounts at 2014 average annual exchange rates, and the currency impact amounts represent the difference between amounts at actual (or estimated rates in the case of 2016) exchange rates and amounts at the 2014 average annual exchange rates.

Sales Per Employee Reconciliation Newell Rubbermaid Non-GAAP Reconciliation Sales per Employee Years Ended December 31, 2011 and 2015 (Sales amounts in millions) 2011 2015 Sales - Continuing operations $ 5,451.5 $ 5,915.7 Sales - Discontinued operations 471.9 56.5 Total sales $ 5,923.4 $ 5,972.2 Employees at end of year 19,900 17,400 Sales per employee $ 297,658 $ 343,230

1

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

CORPORATE PARTICIPANTS

Mike Polk Newell Rubbermaid Inc. - President & CEO

PRESENTATION

Unidentified Participant

Welcome back to the last day of the CAGNY conference. First, before we get started, I want to think Mike Polk and Newell Rubbermaid for their generous sponsorship of yesterday’s lunch. Mike has now been at Newell for almost five years as CEO and during that time, his team has really transformed Newell Rubbermaid into an integrated company from a holding company. They are now posting upper tier organic sales growth versus the rest of the CPG group, which has been fueled by investment behind marketing and R&D, as well as peer-leading EPS growth fueled by productivity.

In December, they announced the merger with Jarden, which would transform the Company again, more than doubling its size. So this is a great time to have Mike here and I will turn things over to you, Mike.

Mike Polk - Newell Rubbermaid Inc. - President & CEO

Glad to be here with you. Is everybody awake? I’ve got my double espresso up here, so you can count on me being alive and ready to go with you. I’ve got an hour to spend with you and I want to try to cover a couple things. One, I want to set up the progress that Newell Rubbermaid has made and give you the strategic rationale for the deal that we’ve announced in December. So I will explain to you how the choices we’ve made in Newell have changed the trajectory in that business and give you the sense that — I hope — give you the sense that those choices extended and transposed across a broader set of categories can unlock similar value. And then I will talk to you a little bit at the end around milestones with respect to the deal, the financials and give you a sense of what comes next.

So unlike any presentation I’ve done before, I actually have two forward-looking disclosure statements. This is sort of representative of the kind of involvement the legal community is giving me these days with respect to the work we’re doing. So I share that with you, not for any other purpose other than to share some pain with you about that whole process. I will be governed in some ways with respect to what I can share with you at this point in the process, but I will try to go as far as I can without crossing any lines.

So let’s talk about Newell Rubbermaid. What has happened at Newell? We have the good fortune — I’ve had the good fortune since 2011 of having the opportunity to work with a great portfolio of brands, perhaps a group of businesses and brands that were a little bit malnourished at the beginning of my timeframe in the role, but a terrific portfolio of brands. Number one in their positions, competing in large categories that are growing that theoretically are responsive to activity and categories with low cost of growth.

So a very interesting group of businesses with lots of opportunity to connect into them, in some ways trapped within an infrastructure at the old Newell Rubbermaid that limited the potential for those brands to grow in part because of how we were organized in the high cost structure that the businesses were burdened with; in part because of the low level of brand investment; in part because of an approach to allocating resources that was very democratic. So advertising, promotion, people costs were allocated basically in line with revenue, the business model and the organization design against each one of these businesses was the same.

Because we were organized as a holding company, our resources were disaggregated to a single point accountability general management model that was organized around revenue streams of $200 million to $300 million to $400 million, effectively deleveraging both the scale of the Company, but also the capabilities that we had as a company. So in the old model within Newell, marketing was subjugated to the P&L owner; insights were subjugated to the marketing leader; R&D, all the functions were subjugated to a P&L owner at a revenue scale of $200 million to $500 million.

And so the Company — while the brands had tremendous potential, they were competing in very good categories with all kinds of upside opportunity connected to them. The Company was constrained from unlocking its trapped capacity for growth, in part driven by the way we were organized, the way we were designed.

In 2012, here at CAGNY, we articulated the roadmap forward and we launched what we called the Growth Game Plan. The Growth Game Plan was simply a strategy document on a page. It spoke to two basic sets of choices. One, focused on portfolio, we call those the Where to play choices. These were a set of choices that were made to enable the change in the democratic allocation of resources. We made a set of priority bets on writing tools in commercial product at that time and we said we

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

picked those categories for prioritization because they had the greatest right to win in the marketplace and they had the opportunity to participate in trends that were happening around the world that could fuel their growth. These categories had the greatest tailwinds globally and they had the strongest brand positions in their market segments.

So we made a set of Where to play choices that cut across three different clusters. We actually had three prioritization buckets at that time, win bigger, win where we are, which was really a statement of winning with less and then incubate for growth, a cluster of businesses that we either had to apply high heat to to change their performance trajectory or they were businesses that we would consider not belonging in the portfolio over time.

At the same time as we made our Way to Play choices, we made a set of choices around capabilities and we said we had five ways to win that were going to make our brands really matter, that we were going to build an executional powerhouse that can create a commercial value from the ideas that our marketers generated, that we were going to attack this cost structure. At the time, if you recall, we had 37.5% gross margins, 25% SG&A ratios, but only 2.5% of revenue in A&P. So of the 25 points of SG&A, only 2.5 points behind the brands. And we said we had to unlock the trapped capacity for growth. We had to change the structure in order to release and variablize that SG&A ratio so that we could drive accelerated growth.

We felt like we had to change the team — I will give you a sense for what’s happened on that front both in terms of numbers and composition — to strengthen our capabilities for growth. And then we took a long view of building out the infrastructure to extend our geographic footprint on a select portion of our portfolio in a select set of emerging market geographies.

And so this document that we launched here at CAGNY in 2012 really set the framework that we’ve been executing for the last four years or so. And it’s an important document to have in mind because a lot of the choices that were made in this context will be relevant to the choices we make with the combined company as Newell and Jarden come together.

And effectively, in the middle of 2013, we changed the whole model. So while we took some — the first rounds of Project Renewal, which has been our big restructuring program, we took some first steps in 2011 into 2012 that were really cost-oriented, easy wins to take. We really changed the whole model in the middle of 2013, effectively reorganizing the Company around the two first pillars of those five ways to win.

Making our brands really matter. That was the work of brand development. This is where category strategies are built. This is where the brand innovation activity is generated. This is where all the insight work happens. This is where all the advertising and marketing activity is generated. This core activity system created an independent organization design that sat adjacent to a commercial delivery organization. So we talked about development and delivery as the two core activity systems in the Company, supported by a set of business partnering function, investing in a set of core capabilities for advantaged performance that I will speak to in a minute in service to what went from 13 GBUs, global business units, supported by three groups to five operating segments.

So these two core activity systems — brand development, commercial delivery — absolutely critical to unlocking the performance in the Company and they are organizations of equal stature within Newell Rubbermaid. They are independent, but they are interdependent. They have a shared accountability for delivery in the marketplace, but they have different work that they do. And so this is the core and the essence of how we’re organized today here in 2016 and it’s an important, again, benchmark for consideration as we think about what we do with the combined Jarden and Newell Rubbermaid companies.

Effectively in that timeframe, we went from a holding company with a corporate structure, three groups that were [span-break] structures, 13 global business units with functions subjugated to the GBUs to an operating company structure, leaned the top of the organization out with a fairly light-handed corporate structure, but I will tell you that Jarden’s structure is the aspiration for the combined company. It’s much lighter touch at corporate with strong functions, with their own functional agenda in support of a set of operating units.

So that’s the move we made in 2013 and results have responded. So if you look at the progression in core sales growth over this timeframe and you look at the progression of normalized EPS in this timeframe, these are pretty solid trends in their competitive sets of results. I think the thing to notice in them is that, despite $0.39 of EPS headwind connected to foreign exchange in 2015, we delivered good reported normalized operating — normalized EPS growth. And in 2014, despite $0.17 of ForEx-related headwinds, we delivered good progress on EPS trajectory. And part of that is related to Project Renewal, part of that is related to the overall top-line momentum in the business.

The other thing that’s embed within these numbers is big stepups in advertising and promotion spending in these windows. Last year, we increased advertising and promotion 17% despite the pressure in the P&L related to foreign exchange. And I will walk you through that in a second.

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

So what’s the playbook; what have we been doing; how have we been thinking about our business? Well, we’ve invested for competitive advantage in five different areas over the last five years. We’ve invested in insights. I will show you those numbers. We’ve invested in the design of our products and in our industrial and graphic capabilities as a company. We’ve invested and strengthened our marketing organization with a lot of outside-in talent. We’ve strengthened the collaborative nature of our selling infrastructure getting to one integrated approach to going to market and we’ve strengthened the team by attracting talent from the outside from the likes of Kraft, a few people from Procter. We’ve integrated those folks — and some folks from Unilever — integrated those folks into our selling infrastructure that is now organized around customers and channels, caring the full bag of Newell products. And we’ve made a big bet on e-commerce.

So these capabilities are the things we bet on for advantaged performance. And we believe these are important and differentiated and that at a company of our scale today at $6 billion in revenue, they can create leverage versus our competitive set, which isn’t the Procters, the Nestles, the Unilevers, the Mondelez of this world. They are lesser competitors and so we can apply these capabilities transposed across five very different businesses to create competitive advantage.

Now how has that played out? Well, at the heart of all of this work is a commitment to strengthen innovation and we’ve built out an ideation system within our infrastructure that it first was focused on product and on brand, which is what we described as a process called Innovation Now. And as you can see, there were over 13,000 idea fragments generated through that process. And in the last year and a half, we’ve taken that capability and shifted it to focus on product design and costs. So we now have a business model and a system, an activity system within the Company that supports both our growth and our cost outcomes.

We’ve significantly increased the amount of money we do in research and so we’ve invested $60 million over the last number of years to strengthen our insights capability. We’ve articulated for ourselves over $3 billion worth of unmet needs globally in our core categories, which says that if we were to have the resources to be able to play for marketshare consolidation, we have a roadmap of how and where we would go do that. We’ve tested over 1200 innovation concepts over the last three years and we’ve increased the ratio of marketing insight people to marketers from one insight person to 20 marketers to one insight person for every eight marketers. This has been a really critical investment and in the scheme of the five big bets we made on capabilities, one that’s been essential to transforming the quality of our innovation funnel.

And we measure everything. We have a great chronology of where we were when we started and where we are today and we’ve increased the value in the funnel by $700 million. Now these are projects that flow to market over three to four years, but the quality of our innovation activity has radically shifted. And we’re bringing these ideas increasingly to market, so we’ve got five big launches on writing this year. We’ve got a number of big launches on Rubbermaid this year and on Calphalon this year with differentiated propositions that allow us to command premium price points because the value propositions are strengthened. We’re doing the same thing in commercial products. We’re doing the same thing in tools and we’re doing the same thing in baby gear. So these capabilities, this investment in design, this investment in insights, this investment in marketing has strengthened the funnel.

At the same time, because of the work we’ve done on cost, we’ve been able to increase the amount of money we’re spending on advertising. And this gives you a perspective from where we were in 2012 to where we expect to be in 2013 in absolute dollar terms and tells you the multiple on investment. So despite making this progress on EPS; despite making the progress on margins, which I haven’t spoken to, you see our ability and capacity because we’ve been focused on unlocking the trapped capacity for growth to invest in our brands.

And we’re not just spending more, we’re spending smarter. So we’ve gotten our non-working ratio in advertising down to 15%, which is just about as good as I think we can get, and what that means is the money that goes — in our advertising budget that goes to the production of commercials, or the production of point-of-sale material relative to the amount of money in our advertising budget that’s spent on communicating.

We’ve also moved our media mix to shorter length commercials. So we’ve increased the number of 15s that we use in media by 7.6 times, so we were spending a lot of money in the past with 30-second, sometimes 60-second commercials. So we’ve increased the impact that we’re getting on our communication.

And we’ve broadened the vehicles. So today, we’re not just a TV and print company; we’re a TV, digital and print company and we’re spending about 23% of our working media dollars on digital and that will steadily increase. That’s about the right level from my judgment given our footprint and given the activities we’ve got and given the fact that most of our media dollars are spent on new item launches where you want to build broad reach and awareness in order to convert to trial. But over time, you should expect digital presence to continue to grow, but the right now mix of vehicles.

Beyond marketing, we’re winning with winning customers. It’s really important to focus all of your resources on where the growth is. So this gives you a sense for our lead customer performance by category over the period from 2011 through 2015. So despite operating in a really tough environment, our lead customer has grown really, really nicely and we’ve made a bet in new channels, in dollar and club development over that same timeframe.

So the structure that we’ve built, which was organizing around customers and channels, which is not a really innovative breakthrough idea, but it was new to consumer durables, has allowed us to broaden the coverage universe, direct selling coverage universe, to allow us to penetrate new channels. Again, an important thing to recognize and think about as you think about the combination of Newell and Jarden.

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

And obviously, we’ve made a big bet, as I mentioned, on e-commerce. And the CAGR on our e-commerce business, whether it’s short play e-com, whether it’s direct-to-consumer, or whether it’s bricks and mortar dotcom, has been 59% over this timeframe led by our baby business, now really doubling down on our writing business and with the innovation funnel coming on the Rubbermaid brand, tremendous opportunity there with better-than-expected traction in tools and commercial products.

So as consumers shift their purchasing patterns, obviously our business model needs to adapt to that and we’ve made a big investment in e-commerce and expect to continue to over the coming number of years. And of course, Jarden has done the same in their business with a focus around direct-to-consumer that’s very complementary to where we’ve made our bets.

We’ve made a set of sharp choices that have strengthened performance that serve as a good reference point as you think about what we could and should do as we move forward with the Jarden deal. We’ve made a set of portfolio choices that I mentioned to you. We established a set of profit interventions on baby and in Europe. We’ve worked through Project Renewal to strengthen the network to change the composition of the network and release a lot of costs. That’s resulted in labor productivity benefits that I will demonstrate to you and we’ve complemented that organic agenda with a strong set of bolt-ons that have really turbocharged our performance and I will show you the metrics around that.

So on sharp choices in portfolio, here’s what happened last year with respect to our win bigger businesses. So our win bigger businesses, which are writing, commercial products tools and our food and beverage portion of the home solutions business, grew 9.4% in 2015 and now today represent over 50% of our total revenue. If you look at growth from 2011 to 2015 picking a year to normalize that growth from a ForEx perspective — I think we use 2014 here — you see a 6% CAGR and you see where the money has gone. The money has gone behind these businesses with a 78% increase in advertising investment — advertising and promotion investment.

So you see a sharp set of choices playing out in the marketplace with accelerated growth performance, strong contribution to the overall Company’s health and great profit contribution to the Company’s performance. So if you were to go back and look back at the reported results in 2011 and compare them to 2015 and look at the composition of our profit pools by these businesses, you would see a meaningful step forward.

The profit interventions on baby and on Europe have yielded great growth since we’ve done the interventions. This is really important. It’s reflective of a management capability to go in and fix broken businesses. That will be useful as we move forward in the Jarden Newell integration. And there’s more work to do on the Newell side.

And then Project Renewal in aggregate, this is a really important slide because it tells you where we are in the journey. Tells you what’s left to go with respect to savings. It also gives you a reference point for what’s possible when you’re really committed to attack the cost structures and change the model.

So if you look at the cumulative savings, which, in this framework, we’ve used the number of $675 million, which is the high side of the targeted outcome, that’s equivalent to about 12% of our revenue from the base with which we started. And we’ve got about $0.75 of cost to come out left to go in this program with all of the initiatives in flight already and I will describe for you in a second the model we used to capture these benefits as a proxy for what we could potentially do going forward with respect to the Newell Jarden merger.

Now just to be clear, that $0.75 doesn’t offload to EPS. So we’ve said about 50% of that benefit will flow to EPS. 50% of that benefit will be reinvested back into the business. This is how we fund the A&P increases that we’ve been building into the business. As you know, in 2015, many of you will, the A&P ratio in the business was 5% in 2015, up from 2.5% when we started on our way to an envisioned endgame of about 7%. So this model, really important. The way we go after the money also really important as it shapes a framework for what we would do in the combination.

So we’ve got a transformation office in place, which we fund out of Project Renewal. It’s disciplined program management — there’s the disciplined program management approach. These folks are 100% focused on work streams connected to renewal and as we’ve said, we’ve got $315 million more to go, focused largely now in overheads and in supply chain. Very focused, top-five work streams delivering 75% of the increment to be delivered and we’re really going after complexity reduction now. We started this in 2015, but we’re going hard against complexity reduction in 2016. And we’re also tackling the way we go to market and our program design with new tools and new program constructs that are very familiar to anybody that covers the consumer goods industry, but again not familiar to the consumer durables space.

It’s yielding increased productivity. So if you look at our headcount of VPs and above from where we started in 2011 to where we are today, we’ve seen a really significant flattening of the top of the Company. As you create an operating company structure from a holding company structure, there’s opportunity that happens with respect to pushing your resources out to the point of demand creation into selling, marketing or having your resources focused on the capabilities that service the demands you create. And that’s what we’ve done.

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

Now, importantly, the composition of the folks that are in the organization today is largely legacy Newell folks. We’ve promoted 20% of those 101 VPs; 52% were legacy Newell employees and we’ve gone to the outside where we needed specialist capabilities. But this is a nice blend of talent from the inside and the outside and I think, again, a good reference point as you think about future choices we might make.

In that context, look what’s happened with labor productivity. So labor productivity has moved from 2011 from $298,000 per employee to $345,000 per employee with more opportunity. Remember, we’re focused on overheads in 2016. So tremendous upside to this number as well.

And all of that complemented by — the organic agenda complemented by an M&A agenda that has really helped strengthen the momentum in the business. So this gives you a sense for what has happened on the businesses we’ve acquired since effectively a blended run rate annualized contribution at the start. So our revenue is up 27%. Our adjusted EBITDA is up 34% since we acquired these assets. And so it tells you something about the capability we’ve got with respect to M&A.

So again, a set of choices on capabilities for advantaged performance. Then they set up sharp choices in how to allocate our time and resources contributing to a set of outcomes. We don’t view our world as static, so we’ve taken another cut at the Growth Game Plan, which we did at the beginning of this year, to sharpen the choices even further. We’ve articulated a vision for what it feels like to work at our Company and what is the aspiration we have for our Company called the Newell Way, which adds a third component to the Growth Game Plan and we’ve sharpened the activities that fall under the five ways to win to a relevant set of activities for the work we’re doing today in the business.

And obviously, this has contributed to an interesting story with respect to value creation. The annualized dividend has moved from $0.20 to $0.76 over this timeframe. We’ve increased normalized EPS by 42% in four years and we’ve repurchased and had the capacity to repurchase 1.2 billion shares of the Company’s stock. So a good story, but just the preface for what we believe is to come next.

So context. That was the context setting for what we want to talk about now, which is the combination of Newell and Jarden. Both companies enter into this partnership from positions of strength, very strong performance — I will show you the numbers in a second — over time. And we are creating a leading branded consumer goods company with this combination. We’ll have $16 billion of revenue; post-synergies, 20% plus EBITDA margins; a really interesting cash generative machine that will create lots of flexibility for the Company over time as — and for investors over time — as the debt is paid down on the combination. So creating a leading branded consumer goods company.

Both companies have strong value creation track records. So I showed you Newell’s track record as a result of the choices. Jarden’s track record really is unparalleled in our industry over the last 10 years. And the team, the Jarden team, deserves tremendous credit for taking the risks. Investors have gained a tremendous benefit as a result of the building out of that company, but there are very few stories of companies from a standing start built to $10 billion in that short of a 14-year timeframe and tremendous value creation relative to the S&P, relative to the Dow and even certainly relative to Newell.

So companies come together with strong value creation track records. The companies come together with strong performance track records and you can see that in Newell’s 2011 through 2015 performance. You can see that in Jarden’s 2011 through 2014 performance and when the K comes out in a couple of weeks, you will see that in 2015’s performance as well.

The combination creates a $16 billion company, as I said, with 20% EBITDA margins post-synergies. It more than doubles our scale in customers, channels, geographies, suppliers which will enable increased access to new channels and accelerated international deployment of our portfolio. None of those revenue synergies have been counted in our model, but they are clearly available to us. There’s at least $500 million in cost synergies incremental to Project Renewal. So as I told you, there’s $315 million left to go on Project Renewal. That’s greater than $800 million in cost benefit when combined with renewal and we have a line of sight to do both.

There’s strong cash flow, which will enable rapid deleveraging to the 3.0 to 3.5 times leverage ratio target that we’ve committed to live within and we are committed to an investment-grade credit profile, which will drive the initial capital allocation choices for the Company. But once that leverage target is achieved, there’s opportunity to both strengthen the portfolio and pursue other value-creation options.

And what you get through this combination is the creation of a strengthened team, leading a bigger company with more potential together than apart. And so you get a combination of leaders. You get a combination and benefit of accessing different approaches from both sides of the Company and I think that creates a stronger company. It’s probably one of the most important, but intangible benefits through the combination. And we also get the opportunity to attract a different caliber of talent to both companies as we create the future of Newell brands.

This is a highly concentrated footprint. So some of the questions that I get often about the combination is this is too complex. It’s not too complex. This is a highly concentrated portfolio with 80% plus of the revenue in nine countries; 60% of the revenue in nine channels; and 80% plus of the revenue in 30 brands. So concentration matters. It allows you to efficiently target your SG&A against the growth potential of the business and scale matters in these businesses. In the consumer goods industry, relative marketshare matters and scale matters because it affords you the capacity to invest in capabilities. So this is a really important two sets of points with respect to the combination.

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

There is an opportunity to apply the model that I just described to you across a broader set of categories. So what’s the model? Let me try to boil it down for you. We compete in the large categories. They are growing categories. I will show you the category growth rate for Newell in a second and compare it to Jarden. We compete in categories with unconsolidated or less consolidated share positions. So the top three in any one of our categories in the US has about a 48% share. If you were to look at some of the colleagues that I have that are presenting here this week, the top three would have closer to a 75% share of their categories. So there is much more share consolidation to play for.

At the beginning, we made a bet on the market’s responsiveness to innovation. When we started our innovation ratio, our rate, our vitality target as companies call it, was somewhere less than 20%. As we enter 2016, we’ve gotten our innovation rate closer to 30%, which is amongst — it’s the target that the best companies in brand development and innovation target. And we had a theory that the market would be responsive to that activity, but we’ve now begun to prove that out in the marketplace. So large company, large categories, growing, less consolidated, responsive to activity and perhaps most importantly low cost of growth because of the lack of consolidation in these categories. So we have a 60% share of voice in our categories in the US now despite spending less than 3% in advertising as a percent of revenue, whereas if you were to look at the number one HPC company in the US and look at their share of voice, it would be about 28% and they’d be spending closer to 10% of revenue in advertising. And so big difference in cost of growth.

So our model. Compete in large categories that are unconsolidated, less consolidated, responsive to activities. Categories that are growing that have low cost of growth. We would never want to pivot this Company into Procter & Gamble’s categories, or pivot this Company into a Nestle or Mondelez set of categories because their scale would disable our capability advantage. That’s the logic for how we’ve thought about our positioning in our portfolio.

So as Newell and Jarden come together, what do you have? This is just the US market. If you’ve got our market growth at about 2.5%, you’ve got a bigger set of categories that Jarden competes in with market growth of closer to 3% combined market playing field that — the canvas that we’re playing on of $85 billion. So big categories, growing nicely. The marketshare consolidation in Jarden’s categories looks very similar to the level of consolidation in ours.

So effectively if you take the playbook that we’ve developed and are proving out in the marketplace and deploy it across the combined portfolio, you have like-sized opportunity to accelerate performance over time. We have not assumed growth acceleration in our model. In fact, we’ve assumed the low end of Jarden’s growth guidance in our model. So in any number I’ve given you on accretion, we assumed 3% for Jarden as opposed to their historical track record, which is towards the higher end of their range.

And so — interesting. This is one of those pieces of analysis that cause me to really get excited about possibility. Obviously, the power in the combination is in the power of the brands. So we have leading brand positions in a number of key categories and we’ve got great assets to potentially leverage here with the model I’ve described. We can leverage those leading brands in a concentrated number of geographies, so this lays out the buying power in the countries where our concentration will be, and it lays out the multiple to our scale that occurs in those geographies. So you see a significant strengthening of our business in Europe, which is important to Newell Rubbermaid because that allows us to avoid making an SG&A investment that we would have otherwise made in our core model to access mass channels in places like France and Germany for our writing business.

Well, guess what? We’ve got that infrastructure through the Jarden acquisition, an opportunity to deploy our portfolio more aggressively cheaper. And so scale really does matter. So strong brand positions with leveraged scale positions in key geographies and a whole series of intuitive category and brand combinations that should unlock both category growth ideas and efficiencies in the way we go to market. And so you can begin to see how we’ll think through the combination of the organizations.

We’ve assumed meaningful, but prudent synergies. So you can see where our benchmark is versus pretty much the deals of like size that have occurred in this industry. And I will just leave it at that. For now, we’ve assumed 5% of revenue as the opportunity, which is about $500 million in synergies, but I will leave you with the reference point on what we’ve done with respect to Project Renewal over a five, six-year window. It shows you that it’s possible, depending on the choices you make, to go beyond that.

And so as we get into this business, just like we did with Project Renewal, we learned more and different things and that unlocked opportunities beyond what we committed to deliver and we expect to find similar things as we get into the Jarden and Newell combination. But it’s premature to suggest that we know that there’s more. We’ve clearly articulated the roadmap to $500 million.

And that synergy roadmap at the beginning is focused in these spaces. There’s tremendous procurement opportunities connected to the combination. There our cost-to-serve route-to-market opportunities connected to the combination. There’s clearly a powerful opportunity connected to two publicly traded companies coming together and then there’s executive synergies as well. The opportunities beyond that are in these areas and as I said, this is the area, this is where we’ll go fishing. We’re going to get our hands and our energies focused on the first $500 million, but these are opportunities beyond. Again, our model doesn’t contemplate any of this.

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

So let’s get into the financials as far as I can at this point in the journey of the combination and I’m sure it will leave you looking for more answers and this is where the lawyers did chime in last night in rewriting the back end of my deck, but so be it. This is what we need to do given where we are in the process. But I will go as far as I think I can go.

So what are the assumptions in the model? The assumptions in the model are that we take Newell’s base plan, which is we’ve got a very clear line of sight to deliver this out into the future with the changes that I’ve just articulated to you in the business, the midpoint of that 4% to 5% guidance range. We’ve been conservative on the Jarden assumption, so we’ve taken the low end of their strategic guidance range, but despite their consistently delivering over the last three years towards the higher end of that guidance range. We’ve assumed $500 million in synergies over four years. There may be opportunity to get the first $500 million quicker than four years and we’ll work on that, but we’re not going to commit to that until we get into this a little bit more deeply.

There clearly are revenue synergies which we have not incorporated. We’ve blended the current plan for both businesses on working capital, on capital expenditure, on tax rates and we’ve held the dividend at the current dividend rate. We’ve got the capacity, as you’ll see, to increase the dividend over time in 2017 and 2018 with performance.

Financing considerations. Milestones. Again, lots of questions about this. I will give you the facts. We’ve got a $9 billion bridge facility and a $1.5 billion three-year term loan in place. Originally the bridge facility was bigger. We now have the term loan in place. This is the way you should think about the combination. We’ve extended the revolver and increased it to $1.2 billion to give us flexibility. We expect to roll over a significant portion of Jarden’s debt, $630 million and we’ll refinance about $4.5 billion of the existing Jarden debt.

We expect to incur another $8.7 billion of permanent debt financing in lieu of the bridge facility. That’s how you need to think about that and depending on tenor, and we have not made the decision on whether we’re going to go short, mid-duration, long duration, but depending on tenor, the right way to think about the blended interest rate between both the term and the permanent debt financing is about 4.5% today with credit spreads that have obviously widened since we announced the deal in the middle of December.

And so this last bullet point is important to just remember that that will be influenced either one way or the other depending on what the right economic choice for us is as we get to the moment of placing the permanent debt.

So this is the work that’s been achieved to date. There are treasury locks in place as well that give us some [assurety] around rates that you should know as well.

What are the outcomes? Well, I’ve said many of these before, but I want to bring a little bit more clarity to the deleveraging. So from an accretion perspective, with what I’ve shared with you as assumptions, we get to high single digit accretion in year one, mid to high teens in year two depending on choices and strong double-digit accretion by year three.

In terms of deleveraging, that term loan is structured in the way it’s structured to enable us to pay it down over the first three years and then we’ve got about $900 million of existing maturities in the first three years that are available to be paid down. I’m not saying to you that we will because our goal is to get into the leverage ratio range of 3.0 to 3.5 times, and that’s where we’ll operate this Company going forward. And we will probably need to, in order to achieve that in the timeframe that we’ve articulated, access some of the $900 million of existing maturities, but maybe not all of them. And again, time will tell. It depends on how the performance of the Company plays out, but we’ve got the flexibility to access those to get the company’s leverage down to the ratios we’ve committed to in the timeframe we’ve committed to get them down.

The Company combined should, by the end of 2018, assuming a Q2 close, generate between $5.5 billion and $6 billion of operating cash flow. A portion of that will be allocated back to dividends. So as you recall, $0.76 a share in the balance of (technical difficulty) [16] against a higher share count and then the opportunity to grow the dividend and increase the dividend with an earnings performance cash flow improvement.

CapEx, we’ve blended the two companies’ CapEx assumptions. The balance available for debt repayment and then the balance available either as a cushion — and it’s substantial — or to be reallocated into other activities depending on where we are in the progress of the Company. So I wanted to articulate for you as best we can and with the kind of specificity that we can at this point how we envision allocating capital. So I think hopefully that’s clear.

Now where does the deal go from here? The deal goes and we hope to close the deal sometime in Q2. The regulatory filings have all been made. The amended S-4 with our responses to the SEC comments that we’ve received has been filed this week, so it’s out there for your review, and we expect to proceed down the normal regulatory filing resolution process. These are — the long leadtime item typically is Europe, but there is no real substantive issues that we see getting in the way of the deal closing from a regulatory perspective.

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

And so with that, hopefully, I’ve laid out for you two sets of insights. One, what’s made Newell Rubbermaid work for the last four, five years. Hopefully, I’ve set up for you the places we could extend that model, give you a sense for how that model could be extended across a broader canvas, a broader set of categories and also give you enough specificity to give you a little bit more clarity and certainty with respect to the deal because I know there are a whole bunch of narratives out there that are not particularly constructive that I don’t think have much relevance to the future prospects of the deal coming off, or the companies coming together and us getting on with creating the future we envision for the combination, a combination that brings together two strongly performing companies that leverages the best of both portfolios, the best of both talent pools and the best of both sets of capabilities.

So with that, I’m happy to open it up for questions.

QUESTION AND ANSWER

Unidentified Audience Member

Just two questions. So on capital allocation, can you talk philosophically on how you think about the dividend? So right now, you’re at the lower end of the overall CPG payout range. So when you think about longer term, where would you like to be? What are the aspirations there? That’s number one. And number two, there’s obviously a lot of concern about what’s going on in the US economy. I guess it depends on if stocks are green or red these days. What are you seeing just generally speaking with the consumer across your categories right now?

Mike Polk - Newell Rubbermaid Inc. - President & CEO

So POS trends that we were experiencing in 2015 continue into 2016. You can see that through the publicly available syndicated data and they’ve been quite healthy for us. As I said, with earnings, Q4 earnings, in the US, we’ve built marketshare positions in 10 out of 13 product families that we can measure. Nine out of those 13 categories have POS growth of greater than 9% and so that’s really strong underlying momentum in the business. And the category growth rates in a big chunk of those are greater than 5%. So in the fourth quarter, very healthy metrics and that trend, there’s nothing that I’ve seen that suggests that trend is moderating as we move into 2016, although we can convince ourselves that we’ve got an issue and then create an issue with all the media headlines over the last number of weeks. And there is clearly a wealth creation effect that could lead into consumer spending, but we don’t see it today in the metrics.

And so in the US, I think relatively healthy, more of the same. In Brazil, Brazil is a struggle. That’s probably the hottest spot on earth at the moment. China gets all the headlines, but Brazil is the biggest problem I guess is the articulation I would make. And China is growing nicely ahead of GDP growth in most markets. Whether it’s 5%, whether it’s 4%, whether it’s 6%, doesn’t really matter. It’s 1.3 billion people that are moving out of poverty into middle class, many of them with more buying power and strategically really quite attractive and interesting. And so that’s the type of issue I think about when I think about China or framework I think about for China. I take a much longer view about — if you are going to be a global company, you have to play there, you have to be successful and you have to have scale and share position in that geography to be healthy.

So the macros, US feels more of the same. Europe for us looks like more of the same, slow growth, but growth. And Latin America will be very different for us because of the things we’ll do to fix our margin structure in Brazil and if you strip out Venezuela from our numbers in the prior years, you’d see a more modest growth than what we reported in terms of the region. But still we should be high single digits, low double-digit growth in Latin America.

So I don’t see some big shift that’s occurred at this point, but it’s important to watch whether attitudes become behavioral in the marketplace and we will keep a close eye on that.

With respect to capital allocation and philosophy on dividends, I’m not going to go there yet. Let’s get this deal closed, then I will come back to you with guidance and I will give you my perspective across all dimensions. One of the powerful things about the Company is you are going to end up post-synergies with over $3 billion of EBITDA, so we’re going to have the flexibility to do a lot of things. Obviously, we want to create the right dividend structure for a company of our sort, but we have a lot of ambition to consolidate those market positions that I’m describing to you.

9

FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

When you look at the blended nature of the Company and you assess the fact that the top three only have 45% of these categories in the highly developed market like the US, you can get a sense for the opportunity to scale our position in a number of core categories. So capital deployed to those types of activities that complement an organic agenda with bolt-ons in the core probably make some sense in the future.

Priority number one though, hold the dividend, grow it with earnings probably is the right way to think about it and then pay down the debt and get the leverage ratio down into the targeted range. Those are the commitments we’ve made externally. Those are the commitments we’re going to live by and then within two to three years, we’re in a really good place and have all kinds of optionality and we’ll try to bring a specific point of view to you so that you can calibrate the value-creation potential in your models.

Unidentified Audience Member

The comments of applying the Newell model to Jarden, does it imply that Jarden was underspending on A&P because the thought is they’ve been growing 3% to 5% — they’ve been growing already in that range even before you caught up. So were they underspending, one? And then the question is, if not, if you apply this model, can you grow these businesses with marketshare gains even faster than they’ve historically done?

Mike Polk - Newell Rubbermaid Inc. - President & CEO

Jarden’s performance has been pretty extraordinary, so their growth rate, their equivalent to what we describe as core growth has been stronger than Newell’s and they’ve done that through deployment of portfolio. They’ve been more aggressive than we have in geographic deployment, so I think there’s a lot to learn on the Newell Rubbermaid side from the experiences that the Jarden leadership team has had on geographic deployment. One of the best examples of that would be Yankee Candle and their European performance, so they’ve been more aggressive in taking greater risks with respect to geographic deployment than we have. There’s stuff we will learn from that experience.

They’ve also had a stronger performance in direct-to-consumer e-commerce than we have, very clever approach to building out a Web platform and a set of brand sites leveraging customization as the hook to bring consumers in, but then commercializing that involvement more broadly. That was really smart stuff that they did there and there’s a lot we can learn in that space as well.

So there’s a number of things that have contributed to the work they’ve done. They’ve done a terrific job with Oster. They’ve done a terrific job with Yankee. I know Yankee well because I was on the Board of Yankee in 2005, 2006 and we hadn’t done — that team hadn’t done that work and you’ll look at what they’ve created in the two years they’ve had it and it’s really pretty interesting and remarkable.

And so there’s a lot of assets and management know-how in those experiences that we intend to tap. We’re selfish about that. We truly mean the best of both. There are things we do with respect to product design and with respect to marketing and we spend probably more than they would have the courage to spend today and we do more on insights that we can bring to those categories.

So I think the interesting thing here is the fact that there’s some management experiences that we will be able to tap that draw into our writing business, for example, to think about how to be more aggressive on geographic deployment in writing. There are things we can bring through the design center, through insights and through innovation work that may strengthen their funnel of activities on their core brands. They should strengthen their funnel of activities on those core brands, and our expectation is that they will. We’ve built none of that into our algorithm. There are no revenue synergies in the model that we’ve articulated. We think it’s unwise to count on them, but we strategically intend to unlock those. So, yes I think is the answer to your question long term, but I wouldn’t expect that to happen in the first few quarters because we will be focused on coming together and getting to know each other.

Unidentified Audience Member

Just following up on that on the deployment and the geographic expansion, is there a risk that they have overextended themselves and that there’s going to be a period of time, just like you went through with Newell, where there’s an SKU rationalization or a pulling back and is there any concept at this point of how big an impact that could be in terms of a drag on their overall revenue base?

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FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

Mike Polk - Newell Rubbermaid Inc. - President & CEO

Right. So we’ve conservatively assumed the low end of their guidance range in the model. So all the accretion numbers that I’ve shared contemplate that there is this period where you come together and you’re getting to know each other, that there may be some disruption. So we’ve been conservative on the low end. I actually hope we don’t see any of that. We only saw modest levels of that within Newell. As you recall, we were able to get the growth to deliver beyond the expectations that folks had faster than even we expected to.

I do not think there is a geographic risk with what they’ve done. There’s some really interesting opportunities now that they are doubling down on. So you know that they are investing in the factory in Europe for Yankee; that’s going to open up all kinds of capacity and a cleaner route to market, a cheaper route to market for them on that business and there’s lots of interesting things that are going on with respect to geographic footprint that they’ve done that we actually can benefit from. So I don’t think there’s a risk there. That’s obviously something you have to watch out for, sort of the hula hoop, but we didn’t see any of that in due diligence.

Unidentified Audience Member

And then just a second question if I can. In terms of the importance of the holding company structure and the flattening and the savings you’ve gotten from that, but also on locking the core capabilities, how important is that for you when you look at the Jarden portfolio because that business has been run so differently than Newell? And is there a risk that as you try to bring those businesses into the Newell model, something that has worked so well for Jarden in the past gets lost?

Mike Polk - Newell Rubbermaid Inc. - President & CEO

Sure. So it’s a really important question. The $500 million that we’ve articulated as the tranche of synergies that we’ve committed to doesn’t contemplate that. So if we were to choose to consolidate categories or to deploy the model more aggressively, there would be more value released. But the offset to that — and this is something we want to be really careful of — is the most important variable in the whole deal is to get both companies to perform. So they’ve got to deliver their 2016 plan. We’ve got to deliver our 2016 plan. And then while we’re getting to know each other, we’ll think about options like that.

There are clearly a number of intuitive combinations that make sense, but it’s not as simple as deploying what I described as these advantaged capabilities across the whole portfolio. There are differences in the portfolio and we’ll respect those differences. There are a number of places where it can be applied directly. What we learned in how we approached Project Renewal is we want through cycles. We got into the business. We learned the business. We activated the agenda. We learned a little bit more. We saw more opportunity. We activated the next tranche. And that’s what you should think — that’s how you should think about our approach. That was a good approach. The risk in that approach is that you prolong the process, so we’ve got to weigh the benefits of that against the risks and we’ll make those choices as we get further along.

Unidentified Audience Member

Is there anything that you or your advisors or your consultants stumbled upon that suggests that 5% should be the right number when maybe just similar companies have averaged 10% of sales and synergy?

Mike Polk - Newell Rubbermaid Inc. - President & CEO

No, I think the thing that’s driving that is our caution with respect to demand creation, that we want both companies to continue to execute and deliver their plans and it’s in that design space where there will be opportunity. The other thing that’s going to be a big opportunity over time is distribution transportation benefits, but that’s infrastructure related to the DC networks that are available — that will be present in the US and in Europe. So there clearly will be opportunity to bring those things together. That takes a little bit longer periods of time.

All of our choices need to flow from a set of portfolio choices. The one thing that we want to be really disciplined about that we were very clear on with Newell is that the strategy drove the choices. So the portfolio strategy, the point of view on capabilities drove all of the choices. And so in the first six to nine months, what we’re going to do is get into that portfolio and the portfolio analytics that enable us to make a set of Where to play choices. We will do that collaboratively with the team from Jarden and with our own team, we will get it to the Board. We will socialize that with the Board. We’ll share it with you at the appropriate moment and then that will end up driving how we think about organizational design, how we think about other choices we might make in terms of resource allocation. And that’s the way you should think about the sequence of events. I would think that the summer is the period of time where we try to get that work done. And then your design choices for the organization flow from that.

11

FEBRUARY 19, 2016 / 12:00PM GMT, NWL - Newell Rubbermaid Inc at Consumer Analyst Group of New York Conference

Unidentified Audience Member

Got you. And then is there anything unique about the business? I think you’ve always said that, at some point, you can get to 14% of corporate overhead to sales, the target, which is best-in-class.

Mike Polk - Newell Rubbermaid Inc. - President & CEO

Yes, it’s really unique in that they’ve got the right structure for a corporate entity and we don’t. That’s what we’ve been tackling. So they are really light touch at corporate and that’s what you should expect us to evolve to. That’s the other aspect of their model that I really like. They have a very lean corporate structure. We went from a very heavy corporate structure that included real estate commitments that were really difficult to unwind. It took us five years to make the choice to get out of the building in Atlanta. That was an incredibly expensive piece of real estate. But the economics didn’t work for us because of the length of the lease. The team has made the right choices at Jarden on a very lean corporate structure across the top and that’s the model we will embrace.

Unidentified Audience Member

Got you. So you still think you can get there to that 14%?

Mike Polk - Newell Rubbermaid Inc. - President & CEO

Yes. I think, first of all, when we built — I think there’s opportunity beyond — Newell has articulated 16% as the overhead ratio target for our Company. The model contemplates us getting there faster with the Jarden integration. But as you know, we’ve always used Clorox as the benchmark and we’ve said they are at about 16%, including R&D, and with the scale we will have in the combination, we should be able to get beyond that.

Unidentified Participant

I think we’ll head to breakout. Thank you again for sponsoring yesterday’s lunch and being here.

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12

Caution Concerning Forward-Looking Statements

Statements that are not historical in nature constitute forward-looking statements. These forward-looking statements relate to information or assumptions about the effects of sales, income/(loss), earnings per share, operating income, operating margin or gross margin improvements or declines, Project Renewal, capital and other expenditures, cash flow, dividends, restructuring and other project costs, costs and cost savings, inflation or deflation, particularly with respect to commodities such as oil and resin, debt ratings, changes in exchange rates, product recalls, expected benefits, synergies and financial results from recently completed acquisitions and planned acquisitions and divestitures and management’s plans, projections and objectives for future operations and performance. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the continuation or escalation of the global economic slowdown or regional sovereign debt issues; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power and consolidation of our retail customers; changes in the prices of raw materials and sourced products and our ability to obtain raw materials and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands, including the ability to realize anticipated benefits of increased advertising and promotion spend; product liability, product recalls or regulatory actions; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; a failure of one of our key information technology systems or related controls; the potential inability to attract, retain and motivate key employees; future events that could adversely affect the value of our assets and require impairment charges; our ability to improve productivity and streamline operations; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values, declining interest rates or otherwise; the imposition of tax liabilities greater than our provisions for such matters; the risks inherent in our foreign operations, including exchange controls and pricing restrictions; our ability to realize the expected benefits, synergies and financial results from our recently acquired businesses and pending acquisitions; our inability to obtain stockholder or domestic and foreign regulatory approvals required to complete planned acquisitions and divestitures; failure to satisfy a condition to closing of planned acquisitions and divestitures; our ability to complete planned acquisitions and divestitures; difficulties or high costs associated with securing financing necessary to pay the cash portion of the merger consideration contemplated by the pending Jarden transaction; risks related to the substantial indebtedness that Newell Rubbermaid will incur in connection with the pending Jarden transaction and our ability to maintain our investment grade credit ratings; difficulties integrating our business with Jarden and unexpected costs or expenses associated with the pending Jarden transaction; and those factors listed in our most recently filed Quarterly Report on Form 10-Q and Exhibit 99.1 thereto filed with the Securities and Exchange Commission. Changes in such assumptions or factors could produce significantly different results. The information contained in this communication is as of the date indicated. The company assumes no obligation to update any forward-looking statements contained in this communication as a result of new information or future events or developments.

Additional Information and Where to Find it

In connection with the pending Jarden transaction, Newell Rubbermaid and Jarden have filed a registration statement on Form S-4 that includes the Joint Proxy Statement of Newell Rubbermaid and Jarden and that also constitutes a prospectus of Newell Rubbermaid. Newell Rubbermaid and Jarden plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the pending Jarden transaction. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PENDING JARDEN TRANSACTION. Investors and shareholders are able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 1, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on February 12, 2015, May 19, 2015, October 9, 2015, November 16, 2015, December 14, 2015 and December 29, 2015. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015, June 9, 2015, December 17, 2015 and January 7, 2016. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the pending Jarden acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.